Exhibit 99.43

For Immediate Release	June 12, 2020

THE VALENS COMPANY ANNOUNCES RESULTS OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Kelowna, B.C., June 12, 2020 – Valens GroWorks Corp. (TSX: VLNS) (OTCQX: VLNCF) (“Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products, is pleased to announce the voting results from Valens’ Annual General and Special Meeting of Shareholders (the “Meeting”), held by way of live audio webcast on June 12, 2020.

The total number of common shares of The Valens Company (“Common Shares”) represented by shareholders present during the live audio webcast and by proxy at the Meeting was 53,911,214 Common Shares, representing 42.10% of Valens’ total issued and outstanding Common Shares as of the record date.

All of the matters put forward before shareholders for consideration and approval as set out in Valens’ notice of meeting and management information circular, dated May 12, 2020, were approved by the shareholders. In particular, shareholders approved the election of all director nominees to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Results of the vote for the election of directors at the Meeting are set out as follows:

Nominee	Votes For (%)	Votes Withheld (%)
A. Tyler Robson	95.22%	4.78%
Ashley McGrath	81.14%	18.86%
Nitin Kaushal	99.16%	0.84%
Deepak Anand	99.06%	0.94%
Karin A. McCaskill	99.82%	0.18%
Andrew Cockwell	99.83%	0.17%
Renee Merrifield	95.84%	4.16%

Full details of the foregoing and results of the Meeting are contained in the Report of Voting Results for the Meeting which is filed under Valens’ profile on SEDAR at www.sedar.com.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Valens Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and product development and custom manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next-generation products in development for future release. Finally, The Valens Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Valens Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

+1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

+1.212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Readers are cautioned that actual results are subject to a number of risks and uncertainties which are fully described in Valens’ latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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